SAMSON OIL & GAS LODGES MARCH 2009 QUARTERLY REPORT

Denver, Colorado April 30, 2009, Perth, Western Australia April 30, 2009

Samson Oil & Gas Limited (AMEX: SSN; ASX: SSN) today lodged its March 2009 Quarterly Report for the quarter ended March 31, 2009. A copy of the report is available in full on the company’s website (www.samsonoilandgas.com).

Highlights

FINANCIAL

-	Cash reserves at AUD 2.7 million.

-	Oil and gas production is higher for the quarter as compared to the prior quarter ended December 31, 2008 following two new wells coming online in the early part of the quarter.

-	As a result accrued production receipts are higher at AUD1.3 million in the March quarter compared the prior quarter despite depreciation of commodity prices.

-	Cash receipts from sales for the quarter of AUD1.1 million.

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As previously announced, Macquarie Bank Ltd agreed to exchange previously issued options associated with the May 2006 debt facility to a 15% shareholding, eliminating a significant potential overhang; the first 29.3 million shares were issued to Macquarie in March.

-	Macquarie Bank Ltd waives breach in lending ratio under the debt facility.

-	Additional gas hedges and an initial oil hedge put in place to protect against any further erosion in commodity prices.

OPERATIONAL

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Sabretooth Prospect (onshore Gulf Coast Basin, Brazoria County Texas): the Davis Bintliff #1, which was initially tested at rates up to 6.2 MMcf/d and 74 bopd constrained by a small choke size from a Middle Oligocene Trans-Vicksburg sand, continues to produce at a constant rate of 3.4 mmcfpd with condensate production of 43 bopd.

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North Harstad Oil Field (Williston Basin, North Dakota): the Leonard #1-23H producing at less than optimal rates due to excessive gas production, however planning is advanced to correct the down hole configuration in order to produce this well at its capacity.

-	Eight additional proved undeveloped drilling locations identified in the Lookout Wash Field following a mapping exercise.

-	Significant definition of two low risk prospects in Texas which are in the process of being leased.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Receipts are traded on the American Stock Exchange under the symbol "SSN", and each ADR represents 20 fully paid Ordinary Shares of Samson.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

TERRY BARR
Managing Director

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)

Statements made in this press release that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information, including uncertainties inherent in estimating the methods, timing and results of exploration activities.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at www.sec.gov/edgar/searchedgar/webusers.htm.